UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REWARDS NETWORK INC.

(Name of Subject Company (issuer))

EGI ACQUISITION, L.L.C.

a wholly owned subsidiary of

EGI ACQUISITION PARENT, L.L.C.

(Names of Filing Persons (offerors))

KMJZ Investments, L.L.C.

Chai Trust Company, LLC

(Names of Filing Persons (other person(s)))

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

893767103

(CUSIP Number of Class of Securities)

Jonathan D. Wasserman, Esq.

EGI Acquisition Parent, L.L.C.

Two North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

Peter C. Krupp

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$104,251,276.25	$ 7,433.12

*                 Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. (“Purchaser”) and EGI Acquisition Parent, L.L.C. (“Parent”), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 5, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares.  The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.

**          The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 2 for fiscal year 2011 issued by the Securities Exchange Commission on September 29, 2010.  Such fee equals 0.0000713% of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 7,433.12	Filing Party: EGI Acquisition Parent, L.L.C.
Form or Registration No.: Schedule TO-T	Date Filed: November 8, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) filed by EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), and EGI Acquisition, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of Parent (“Purchaser”).  Parent is controlled by KMJZ Investments, L.L.C., a Delaware limited liability company (“KMJZ”), as Parent’s non-member manager.  KMJZ is controlled by Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”), by virtue of Chai Trust being the trustee of each of the various trusts established for the benefit of members of the family of Samuel Zell that directly own KMJZ.  The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation (“Rewards”), other than Shares owned by Parent and Purchaser, at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 2 without definition have the meaning ascribed to such terms in the Schedule TO.

The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 9, 11 and 13.

1.                                       The section entitled “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” beginning on page 19 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The rules of the SEC require Parent, Purchaser, KMJZ and the Chai Trust (collectively, the “Offeror Group”) to express their belief as to the fairness of the Offer and the Merger to stockholders of Rewards who are not affiliated with Rewards.

The Offeror Group believes that the Offer Price to be received by Rewards’ stockholders that are unaffiliated with Rewards pursuant to the Offer and the Merger is fair to such stockholders.  The Offeror Group bases its belief on, among other things, the following factors, each of which, in its judgment, supports its views as to the fairness of the Offer and the Merger:

•                       The Offer Price represents:

•                      a premium of 39% over the closing price of the Shares on June 8, 2010, the last trading day before EGI publicly announced a $13.50 per Share proposal, and an increase of 2% over such proposal of $13.50 per Share; and

•                      a dividend adjusted premium of 14% over the average closing price of the Shares during the last twelve months beginning on June 8, 2010, the last trading day before EGI publicly announced a $13.50 per Share proposal.

•                       The Offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales.

•                       The Offer Price will be paid in cash. Therefore, holders of Shares will receive a certain value in the Offer or the Merger.

•                       The recommendations to Rewards’ stockholders that are unaffiliated with Rewards by, and the findings of, Rewards’ board of directors and the Special Committee with respect to the fairness of the Offer and the Merger, as described in the Schedule 14D-9 filed by Rewards with the SEC under “Item 4. The Solicitation or Recommendation—

Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors.”

•                       The belief that the going concern value of Rewards as a public company could be less than the Offer Price of $13.75 per share due to the negative impact of the following factors on Rewards: general market conditions, required financial flexibility, conditions in the restaurant industry, a rapidly changing competitive environment with new entrants in the market and the reduction in Rewards management’s financial projections over the past several months. See “Special Factors—Section 5. Rewards Financial Projections.”  In addition, the closing price of the Shares on June 8, 2010, the last trading day before EGI publicly announced a $13.50 per Share proposal, was $9.90 per Share.  On June 9, 2010, the closing price of the Shares was $13.67 per Share.  Therefore, we believe it is possible that the existence of our bid inflated the price of the Shares above the going concern value of the Shares.

In addition, we believe that the Offer is procedurally fair to stockholders of Rewards who are unaffiliated with Rewards, based on the following factors:

•                       The factors considered by, and the findings of, Rewards’ board of directors and the Special Committee with respect to the procedural fairness of the Offer and the Merger to Rewards’ stockholders that are unaffiliated with Rewards as described in the Schedule 14D-9 filed by Rewards with the SEC under “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors.”

•                       The board of directors of Rewards, based upon the unanimous recommendation of the Special Committee, has recommended to the holders of Shares that they tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Three members of the board of directors of Rewards, Messrs. Liebentritt, Sotir and Handy, did not participate in the vote on the transaction due to their affiliations with EGI and its affiliates. See “Special Factors—Section 1. Background.”

•                       The Special Committee, which consisted solely of independent directors, was granted the authority to review, discuss, explore, evaluate, negotiate, recommend or not recommend any offer to acquire Shares or any proposal for a merger or other business combination made by Parent.

•                       Parent did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•                       The Special Committee retained its own independent legal and financial advisors to assist the Special Committee in connection with the Offer and the Merger.

•                       The Offer Price of $13.75 per Share and the other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Committee and its advisors and Parent and its advisors.

•                       The Special Committee unanimously determined that the transactions contemplated by the Offer and the Merger Agreement are advisable and fair to and in the best interests of the holders of Shares (other than Parent and its affiliates).

•                       The fact that the Special Committee received an opinion from its financial advisor, dated October 27, 2010, as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price of $13.75 per Share to be received in the Offer and the Merger taken together, by the holders of Shares (other than EGI, Parent, Purchaser and their respective affiliates and any stockholders who validly perfect their appraisal rights under the DGCL). See “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Opinion of the Special Committee’s Financial Advisor” in and Annex A to the Schedule 14D-9 filed by Rewards with the SEC.

•                       The Special Committee had access to all of the information prepared or otherwise developed by Rewards’ management and made available to Parent including Rewards’ financial projections described under “Special Factors—Section 5. Rewards Financial Projections.

•                       In order to satisfy the Minimum Condition, more than a majority of Shares owned by stockholders who are unaffiliated with Rewards must be tendered in the Offer. See “Introduction” and “The Offer—Section 11. Conditions to the Offer.”

•                       Unaffiliated stockholders will have sufficient time to make a decision whether or not to tender:

•                      The Offer will remain open for a minimum of twenty (20) business days.

•                      If Parent amends the Offer to include any material additional information, Parent will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the additional information.

•                       The structure of the Offer and the Merger allows the following:

•                      Each stockholder of Rewards will be able to decide voluntarily whether or not to tender such stockholder’s Shares in the Offer.

•                      If the Offer is completed, each remaining stockholder of Rewards (other than Parent and Purchaser) will be able to decide voluntarily whether or not to perfect such stockholder’s appraisal rights under the DGCL.  When we consummate the Merger, any stockholder that does not validly perfect its appraisal rights under the DGCL (other than Parent and Purchaser) will receive the same price per Share as was paid in the Offer, without interest, and less any applicable withholding taxes.

•                      If the Merger is completed, each stockholder of Rewards that has validly perfected its appraisal rights under the DGCL, including by not voting in favor of the Merger or consenting in writing thereto, will be entitled to receive the “fair value” of its Shares, as determined by a court. See “Special Factors—Section 9. Appraisal Rights; Rule 13e-3.”

The Offeror Group also considered the following factors, each of which the Offeror Group considered negative in its considerations concerning the fairness of the terms of the transaction:

•                       Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of Rewards or benefit from increases, if any, in the value of Rewards.

•                       As to the Offer Price, the financial interests of the Offeror Group are different than the financial interests of Rewards’ stockholders that are unaffiliated with Rewards. In addition, officers and directors of Rewards have actual or potential conflicts of interest in connection with the Offer and any subsequent merger. See “Special Factors—Section 12. Interests of Rewards’ Directors and Executive Officers in the Offer and the Merger.”

•                       The sale of Shares in the Offer will be taxable for United States federal income tax purposes to tendering stockholders that are U.S. Holders (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences”).

None of the members of the Offeror Group found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

According to Rewards, given the procedural safeguards described in “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors” in the Schedule 14D-9, the Special Committee did not consider it necessary to retain, and did not retain, an unaffiliated representative to act solely on behalf of the Company’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The Offeror Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to Rewards’ stockholders that are unaffiliated with Rewards in relation to the going-concern value of Rewards on a stand-alone basis. In reaching the conclusion as to fairness, the Offeror Group did not consider the liquidation value or net book value of Rewards. The liquidation value was not considered because Rewards is a viable going concern and Parent has no plans to liquidate Rewards. In addition, because the assets of Rewards include a significant amount of intangible assets, leased properties and other assets that are not readily transferable or are subject to restrictions on their transfer in a liquidation scenario, a liquidation analysis would not include the value of such Rewards assets.  Therefore, a liquidation analysis of Rewards would result in a valuation that would not properly reflect the true value of Rewards to investors such as the Offeror Group who intend to continue Rewards’ business. The net book value was not considered as (i) the Rewards business is not hard-asset intensive and (ii) the Rewards business is not otherwise of a nature whose value is traditionally measured as a multiple of book value. Therefore, the Offeror Group believes that each of the liquidation value and the net book value of Rewards is irrelevant to a determination as to whether the Offer is fair to stockholders that are unaffiliated with Rewards.

Except as discussed above in “Special Factors—Section 1. Background,” the Offeror Group is not aware of any firm offers made by any person, other than Parent and Purchaser, during the two years preceding the date hereof for (1) the merger or consolidation of Rewards with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Rewards; or (3) a purchase of Rewards’ securities that would enable the holder of such securities to exercise control of Rewards.

The foregoing discussion of the information and factors considered and given weight by the Offeror Group is not intended to be exhaustive, but is believed to include the material factors considered by the Offeror Group. The Offeror Group’s views as to the fairness of the Offer to stockholders of Rewards should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

2.                                       The fourth paragraph of the section entitled “Special Factors—Section 6. Effects of the Offer,” beginning on page 23 of the Offer to Purchase, is hereby amended by adding the following sentences to the end of such paragraph:

Upon completion of the Merger, Parent, Purchaser and KMJZ’s beneficial interest in Rewards net book value and net earnings would increase from approximately 14.2% as of the date hereof to 100%.  Based on Reward’s net book value as of September 30, 2010, this increase would result in Parent, Purchaser and KMJZ’s beneficial interest in Rewards’ net book value increasing by approximately $77.2 million.  Assuming this increase in Rewards’ net earnings had been effective for the year ended December 31, 2009 and the nine months ended September 30, 2010, this increase would have resulted in Parent, Purchaser and KMJZ’s beneficial interest in Rewards’ net earnings for year ended December 31, 2009 and the nine months ended September 30, 2010 increasing by approximately $4.6 million and $3.6 million, respectively.  Upon completion of the Merger, Chai Trust’s beneficial interest in Rewards net book value and net earnings would increase from approximately 26.4% as of the date hereof to 100%.  Based on Reward’s net book value as of September 30, 2010, this increase would result in Chai Trust’s beneficial interest in Rewards’ net book value increasing by approximately $66.3 million.  Assuming this increase in Rewards’ net earnings had been effective for the year ended December 31, 2009 and the nine months ended September 30, 2010, this increase would have resulted in Chai Trust’s beneficial interest in Rewards’ net earnings for year ended December 31, 2009 and the nine months ended September 30, 2010 increasing by approximately $3.9 million and $3.1 million, respectively.

3.                                       The third sentence in the first paragraph of the section entitled “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements—Merger Agreement,” on page 24 of the Offer to Purchase, is hereby deleted.

4.                                       The third sentence in the third paragraph of the section entitled “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” beginning on page 49 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer—Section 1. Terms of the Offer,” the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in “The Offer—Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

5.                                       The fifth paragraph of the section entitled “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” beginning on page 49 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

6.                                       The first sentence of the section entitled “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares—Determination of Validity,” beginning on page 52 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, including questions as to the proper completion of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Share Certificates, will be determined by Purchaser in its sole and absolute discretion (which may be delegated to the Depositary), which determination will be final and binding on all parties; provided, that such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination.

7.                                       The paragraph following the table in the section entitled “The Offer—Section 7. Certain Information Concerning Rewards—Financial Information—Rewards Selected Financial Information,” on page 58 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

Except as otherwise set forth herein, the information concerning Rewards contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.  Rewards has not publicly disclosed information regarding its ratio of earnings to fixed charges.  Rewards has, however, provided the following information to the Purchaser for the sole purpose of allowing the Purchaser to comply with disclosure requirements under the U.S. securities laws:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008
	(In thousands)		(In thousands)
Earnings:
Pre-tax income	$7,594	$6,105	$9,727	$7,575
Fixed charges	226	177	248	1,558
Total earnings	$7,820	$6,282	$9,975	$9,132

Fixed Charges:
Interest expense-debentures				$1,180
Amortization of origination fees	$131	$92	$131	287
Line of credit fees	95	85	117	91
Total fixed charges	$226	$177	$248	$1,558

Earnings to fixed charge ratio	34.63	35.46	40.14	5.86

Book value per Share (1):
Equity	$89,961	$99,832	$84,951	$99,319
Shares outstanding	8,815	8,717	8,673	9,001
Book value per Share	$10.21	$11.45	$9.79	$11.03

(1) Book value per share is a non-GAAP financial measure calculated by dividing total stockholders’ equity, a GAAP financial measure, by the number of Shares outstanding at the relevant time.

8.                                       The following new paragraph is added on page 63 of the Offer to Purchase after the final paragraph in the section entitled “The Offer—Section 9. Source and Amount of Funds”:

Parent and Purchaser have no specific alternative financing arrangements or plans in the event the financing described above is not available.  Parent and Purchaser have no specific plans or arrangements to refinance or repay the Senior Secured Credit Facilities described above.

9.                                       The second section of Schedule A to the Offer to Purchase entitled “Directors and Executive Officers of the Chai Trust” is hereby amended and restated in its entirety as follows:

2.  Directors and Executive Officers of the Chai Trust.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Chai Trust.  Chai Trust is owned by three trusts established for the benefit of members of the family of Samuel Zell (the “Family Trusts”).  The Family Trusts act through their respective trustees and the co-trustees of each of the Family Trusts are Robert M. Levin and Leah Zell Wanger who are listed in the table below.  Chai Trust acts through its officers and managing directors who are listed below.  Unless otherwise indicated, each person listed below is a citizen of the United States, the business address of each such person is c/o Equity Group Investments, L.L.C., Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606 and the telephone number of each such person is 312-454-0100. Neither the Chai Trust, the Family Trusts nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Donald J. Liebentritt, President and a Managing Director

Present occupation(s): Co-President and Chief Restructuring Officer, Tribune Company and Senior Advisor to EGI since May 2008
Positions in past five years: General Counsel and Executive Vice President of Tribune Company from May 2008 to October 2010; Vice President of EGI from January 2006 to May 2008; President of EGI from May 2000 until January 2006.

Address:  Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611

Telephone: 312-222-9100

Kellie Zell, Managing Director	Homemaker
JoAnn Zell, Managing Director	Physician, National Jewish Medical and Research Center Address: 1400 Jackson Street, Denver, Colorado 80206 Telephone: 303-388-4461
Matthew Zell, Managing Director	Managing Director of EGI
Robert M. Levin, Senior Trust Officer and Managing Director and Co-Trustee of the Family Trusts	Partner in the law firm of Levin & Schreder Ltd. Address: 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602 Telephone: 312-332-6300
James Bunegar, Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer	Present occupation(s): Managing Director of EGI
Philip Tinkler, Chief Financial Officer	Chief Financial Officer, Chief Operating Officer, Managing Director and Treasurer of EGI
Jon Wasserman, Managing Director

Present occupation(s): Chief Legal Officer, General Counsel and Managing Director of EGI since February 2009

Positions in past five years: Partner in the law firm of Neal, Gerber & Eisenberg LLP until February 2009

Address: Neal, Gerber & Eisenberg LLP, 2 North LaSalle Street, Chicago, Illinois 60602

Leah Zell Wanger, Co-Trustee of the Family Trusts

Present occupation(s): Principal, Lizard Investors LLC since June 2008.

Positions in past five years: Prior to June 2008, Ms. Zell Wanger was retired.

Address: Lizard Investors LLC, 435 North Michigan Avenue, Chicago, Illinois 60611

Telephone: 312-803-7277

10.                                 The first sentence of the seventh paragraph of the section entitled “Instructions—2.  Delivery of Letter of Transmittal and Certificates or Book-Entry Confirmations,” beginning on page 9 of the Letter of Transmittal, is hereby amended and restated in its entirety as follows:

All questions as to the validity, form and eligibility (including time of receipt) of the surrender of any Share Certificate hereunder, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary) which determination will be final and binding; provided, that such determination is subject to any decision made by a court of competent jurisdiction upon a lawful challenge to Purchaser’s determination.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010

EGI ACQUISITION, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

EGI ACQUISITION PARENT, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

KMJZ INVESTMENTS, L.L.C.

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Vice President and Treasurer

CHAI TRUST COMPANY, LLC

By:	/s/ Philip G. Tinkler
Name: Philip G. Tinkler
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 8, 2010.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Advertisement published in The New York Times on November 8, 2010.*

(a)(1)(vii)	Press Release issued by Rewards Network Inc. on October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(b)(1)

Equity Commitment Letter, dated October 28, 2010, among EGI Acquisition Parent, L.L.C., Kellie Zell Irrevocable Trust, Matthew Zell Irrevocable Trust and JoAnn Zell Gillis Irrevocable Trust (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on October 28, 2010).

(b)(2)

Amended and Restated Commitment Letter, dated October 27, 2010, among EGI Acquisition, L.L.C., JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, The PrivateBank and Trust Company and Bank Leumi (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on October 28, 2010).

(b)(4)

Limited Guarantee, dated as of October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. in favor of Rewards Network Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(d)(1)

Agreement and Plan of Merger, dated as of October 28, 2010, by and among Rewards Network Inc., EGI Acquisition Parent, L.L.C. and EGI Acquisition, L.L.C. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

(d)(2)

Tender and Support Agreement, dated as of October 28, 2010, by and among EGI Acquisition Parent, L.L.C., EGI Acquisition, L.L.C., Rewards Network Inc., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C. and Samstock, L.L.C. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Rewards Network Inc. on October 28, 2010).

*                    Previously filed with the Schedule TO.